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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2012

Washington, DC
125

SEC FILE NUMBER
8- 42468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANNING & NAPIER INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 WOODCLIFF DRIVE
(No. and Street)

FAIRPORT (City) NEW YORK (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BETH H. GALUSHA (585)-325-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1100 BAUSCH & LOMB PLACE (Address) ROCHESTER (City) NEW YORK (State) 14604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BETH H. GALUSHA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANNING & NAPIER INVESTOR SERVICES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beth H Galusha
Signature

Treasurer
Title

Zandra Lee Mistretta
Notary Public

ZANDRA LEE MISTRETTA
Notary Public, State of New York
Qualified in Monroe County
No. 01M[illegible]
My Commission Expires 3/23/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manning & Napier Investor Services, Inc.

(SEC I.D. No. 8-42468)
Financial Statements as of and for the Years Ended December 31, 2011 and 2010
Supplemental Schedule as of December 31, 2011
Report of Independent Auditors and Supplemental Report on Internal Control

Manning & Napier Investor Services, Inc.
Index

Page(s)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



Report of Independent Auditors

To the Shareholders of
Manning & Napier Investor Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Manning & Napier Investor Services, Inc. (The "Company") at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company, as disclosed in the notes to the financial statements, has extensive transactions with an affiliate. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2012

Manning & Napier Investor Services, Inc.
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash	$ 868,049	$ 1,401,662
Accounts receivable	268,102	189,209
Prepaid expenses and other assets	157,059	101,285
Total assets	$ 1,293,210	$ 1,692,156
Liabilities		
Accounts payable	$ 264,616	$ 168,244
Accrued expenses	186,277	51,378
Stock purchase note payable	-	33
Shares liability subject to mandatory redemption (Note 5)	-	1,800,646
Total liabilities	450,893	2,020,301
Shareholders' Equity		
Common stock, $0.01 par value - 10,000,000 shares with 7,789,372 and 2,533,110 shares issued and outstanding and 0 and 5,224,050 shares subject to redemption, as of December 31, 2011 and December 31, 2010, respectively.	$ 77,894	$ 25,331
Additional paid-in capital	875,531	251,790
Excess of common stock and accumulated deficit attributable to shares subject to mandatory redemption and over redemption amount (Note 5)	-	(36,737)
Accumulated deficit	(111,108)	(567,197)
Stock subscriptions receivable	-	(1,332)
Total shareholders' equity	842,317	(328,145)
Total liabilities and shareholders' equity	$ 1,293,210	$ 1,692,156

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statements of Income
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues		
Administrative fees	$ 1,716,667	$ 1,250,000
12b-1 fee revenue	2,652,387	1,300,354
Gross dealer concession revenue	203,358	123,108
Interest	342	308
Total revenues	4,572,754	2,673,770
Expenses		
12b-1 Fee Expense	2,641,824	1,299,830
Interest expense on shares subject to mandatory redemption	1,249,463	1,328,895
Registration fees	157,406	148,351
Administrative services	106,462	106,689
Legal and audit	184,566	43,870
Rent	12,553	16,041
Other	39,352	39,353
Total expenses	4,391,626	2,983,029
Income (loss) before provision for income taxes	181,128	(309,259)
(Benefit) provision for income taxes	(18,747)	1,645
Net income (loss)	$ 199,875	$ (310,904)

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statements of Changes in Shareholders' Equity
Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Excess over Redemption Amount (Note 6)	Stock Subscription Receivable	Treasury Stock		Total Shareholders' Equity
	Shares	Amount					Shares	Amount	
Balance - December 31, 2009	**2,491,688**	**$ 24,917**	**$ 251,790**	**$ (173,991)**	**$ (36,737)**	**$ (1,000)**	**9,263**	**$ (178)**	**$ 64,801**
Net income				(310,904)					(310,904)
S-Corporation distributions				(82,235)					(82,235)
Valuation adjustment on prior years' sale of treasury stock				(67)		187			120
Valuation adjustment on current year's sale of treasury stock						(178)			(178)
Proceeds from current year's sale of treasury stock						71	(9,263)	178	249
Proceeds from current year's sale of common stock	41,422	414				(412)			2
Balance - December 31, 2010	**2,533,110**	**25,331**	**251,790**	**(567,197)**	**(36,737)**	**(1,332)**	**-**	**-**	**(328,145)**
Net income				199,875					199,875
S-Corporation distributions				(2,100,000)					(2,100,000)
Valuation adjustment on prior years' sale of treasury stock			(2,303)						(2,303)
Proceeds from prior years' sale of treasury stock			5,024	(153)		552			5,423
Proceeds from current & prior years' sale of common stock			16,256			1,095			17,351
Proceeds from current year's issuance of common stock	32,212	322				(315)			7
Changes in shares subject to conditional redemption (Note 5)				(209,544)					(209,544)
Elimination of shares subject to conditional redemption (Note 5)	5,224,050	52,241	604,764	2,565,911	36,737				3,259,653
Balance - December 31, 2011	**7,789,372**	**$ 77,894**	**$ 875,531**	**$ (111,108)**	**$ -**	**$ -**	**-**	**$ -**	**$ 842,317**

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income (loss)	$ 199,875	$ (310,904)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Interest cost due to change in mandatory redemption liability	1,249,463	1,328,895
(Increase) decrease in operating assets and increase (decrease) in operating liabilities		
Accounts receivable	(78,893)	(149,750)
Prepaid and other assets	(55,774)	(4,770)
Accounts payable	96,372	129,021
Accrued expenses	134,899	12,867
Net cash provided by operating activities	1,545,942	1,005,359
Cash flows from financing activities		
S-Corporation distributions	(2,100,000)	(82,235)
Receipt of subscriptions receivable	22,775	-
Payments of stock purchase notes payable	(2,337)	-
Proceeds from issuance of common and treasury stock	7	2
Net cash used in financing activities	(2,079,555)	(82,233)
Net (decrease) increase in cash	(533,613)	923,126
Cash - beginning of year	$ 1,401,662	$ 478,536
Cash - end of year	$ 868,049	$ 1,401,662
Supplemental disclosure of cash flow information		
Cash paid for taxes	$ 11,772	$ 820

The accompanying notes are an integral part of these financial statements.

1. The Company

Manning & Napier Investor Services, Inc. (the "Company") was incorporated in 1990. The Company is the distributor of mutual funds for the Manning & Napier Fund, Inc. which are managed by Manning & Napier Advisors, LLC (the "affiliate"), (formerly Manning & Napier Advisors, Inc.), a registered investment advisor.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On October 28, 2011, the shareholders of the Company contributed 100% of its outstanding common stock to Manning & Napier Capital Company, LLC, ("MNCC"). Immediately following such contribution, MNCC contributed 100% of its equity interests in the Company to Manning & Napier Group, LLC in exchange for Class A units of Manning & Napier Group, LLC, a holding company for the investment management businesses conducted by its operating subsidiaries, of which the Company is a subsidiary. As a result of the reorganization transactions, the Company, which until such time was a sub-chapter "S" corporation for tax purposes, became a sub-chapter "C" corporation for tax purposes and is accordingly subject to corporate-level taxation on its earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and related rules and regulations of the Securities and Exchange Commission. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates or assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates or assumptions.

Cash
The Company considers all highly liquid short-term investments with an original maturity of three months or less as cash.

Prepaid and Other Assets
Prepaid and other assets are comprised of prepaid registration fees, insurance and current deferred tax assets.

Revenue
The Company operates under a service agreement with an affiliate and earns revenue for broker-dealer services performed for that affiliate. Additionally, the Company, together with an affiliate, has an agreement with a non-affiliated broker-dealer to provide marketing assistance. Revenues for these services are recognized on a monthly basis as earned (Note 3.)

The Company also earns compensation in the form of 12b-1 fees for distributing and servicing the mutual funds of the affiliate.

Registrations
The Company pays registrations to FINRA. By doing so, the Company is licensed to transact business as a limited-purpose broker dealer in various states. Additionally, the Company incurs expenses related to the registration of sales representatives of the Company's affiliate.

Tax Status

The Company changed its status from an "S-Corporation" to a "C-Corporation" on October 28, 2011, as a result of changes in ownership. Thus, the Company is now liable for federal and state income taxes on its earnings from the date of this change through the end of the period.

The Company records a tax provision for the anticipated tax consequences of the reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Treasury Stock

Prior to the reorganization of the Company as explained in Note 1, the Company had buyback agreements with its minority shareholders. The repurchase price was based on defined criteria. If the treasury shares were reissued, any difference between the average acquisition cost of the shares and the proceeds from reissuance was to be credited or charged to shareholders' equity (Note 5).

Shares Subject to Redemption

The Company has entered into an agreement with William Manning, the majority shareholder, pursuant to which we had a mandatory redemption obligation upon his death to pay his pro rata share of revenue for the four quarters immediately preceding Mr. Manning's death. In accordance with the requirements of accounting for certain financial instruments with characteristics of both liability and equity, we had recognized a liability for these shares subject to mandatory redemption in our financial statements.

On June 29, 2011 the agreement was amended, at which time, the Company's redemption obligation upon Mr. Manning's death had an element of conditionality. In accordance with the requirements of accounting for contracts in our own equity, the Company recognized these shares subject to conditional redemption as temporary equity.

As further described in Note 5, the conditional redemption obligation terminated during the period ended December 31, 2011. The liability and temporary equity for all periods up through the date of termination had been measured at the redemption amount.

3. Related Party Transactions

The Company operates under a service agreement with the affiliate. The affiliate is charged an administrative fee for the Company's broker-dealer services. During 2011, the Company and its affiliate agreed to amend the existing service agreement to reflect a modified administrative fee. During the year ended December 31, 2011, the annual administrative fee was increased from

$1,250,000 to $2,000,000 and then decreased to $400,000 based on amendments detailed in the following table.

Amendment Date	Fee Increase
3/11/2011	$750,000

Amendment Date	Fee Decrease
9/1/2011	$1,600,000

Total revenues for these services amounted to $1,716,667 and $1,250,000 for the years ended December 31, 2011 and 2010, respectively. Also, the Company incurred expenses of $106,462 and $106,689 for the years ended December 31, 2011 and 2010, respectively, paid to the affiliate for various office administrative functions performed, including allocated payroll charges and office space used on the Company's behalf.

As of December 31, 2011 and 2010, the payable balance due to the affiliate related to the above transactions amounted to $4,360 and $240, respectively. Additionally within the prepaid expenses and other assets, there is a receivable balance due from the affiliate in the amount of $6,601 and $0 as of December 31, 2011 and 2010 respectively.

The Company, together with the affiliate, entered into an agreement with a non-affiliated broker-dealer in 2010 to provide marketing assistance by which gross dealer concession revenue of $203,358 was earned by the Company during 2011 as compared to $123,108 in 2010. The employees of the Company's affiliate are primarily responsible for engaging the business set forth under the terms of the agreement, and as such the Company's affiliate has recorded the majority of the expenses related to the revenue earned by the Company.

4. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital (as defined) of $685,258 and ($429,430) for the years ended December 31, 2011 and 2010, respectively, against net capital requirements (as defined) of $30,060 and $134,686 for the years ended December 31, 2011 and 2010, respectively. The Company's aggregate indebtedness to net capital ratio was 0.66 to 1 and (4.70) to 1 at December 31, 2011 and 2010, respectively.

As described further in footnote 6, the Company entered into an Amended and Restated Shareholders Agreement that made the obligation to purchase the shares of the majority shareholder contingent. As a result, the obligation no longer meets the criteria to be classified as a liability; therefore, effective June 29, 2011, the Company immediately regains compliance with the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934.

5. Shares Subject to Redemption

Prior to June 29, 2011, the Company had an agreement that upon the death of the majority shareholder, the Company would have a mandatory obligation to pay the majority shareholder his pro rata share of gross revenue (as defined in the agreement) for the four quarters immediately preceding the holder's death. The Company had previously recognized a liability for shares subject to mandatory redemption of $1,800,646 as of December 31, 2010, which represented the amount that would have been paid if settlement had occurred on the respective reporting date. Changes in

the liability associated with this obligation had been recorded as interest expense on shares subject to mandatory redemption in the Statements of Income.

On June 29, 2011, the agreement was amended whereby the Company's redemption obligation upon Mr. Manning's death was modified to include an element of conditionality. In accordance with the requirements for accounting for contracts in an entity's own equity, the obligation to purchase the shares of the majority shareholder no longer met the criteria to be classified as a liability and $3,050,109 was reclassified to temporary equity. The Company did not recognize any gains or losses as a result of the aforementioned reclassification and subsequent changes to the conditional obligation were no longer recorded as interest expense. The Company recorded $1,249,463 of interest expense on shares subject to mandatory redemption within the Statement of Income for 2011 which represents the change in the obligation from December 31, 2010 through June 29, 2011.

On November 18, 2011, Manning & Napier, Inc., which serves as managing member of Manning & Napier Group, LLC, completed an initial public offering (the "offering"). As part of the overall agreement among the majority shareholder and the other owners of the Manning & Napier Companies, of which this Company is included, to consummate this offering, this conditional redemption obligation terminated upon the consummation of the offering. As a result, all shares that were categorized as temporary equity in the financial statements were reclassified to permanent equity. Refer to the Statements of Changes in Shareholders' Equity for the impacts of the elimination of the conditional redemption obligation.

At December 31, 2011 and 2010, the shares subject to redemption upon the death of the majority shareholder consisted of:

	2011	2010
Par value- $.01, authorized 5,224,050 shares issued and outstanding	$ -	$ 52,241
Additional paid-in capital	-	604,764
Accumulated deficit attributable to those shares	-	1,106,904
Excess of common stock - additional paid-in capital and accumulated deficit attributable to those shares over redemption amount	-	36,737
Shares subject to mandatory redemption	$ -	$ 1,800,646

6. Income Taxes

The Company's status as an "S-Corporation" changed to a "C-Corporation" on October 28, 2011, as a result of changes in ownership. Thus, the Company will now be liable for federal and state income taxes on its earnings from the date of change. Prior to the change, the Company was not liable for federal and most state income taxes on its earnings, as such earnings will be included in the personal income tax returns of its shareholders and unit holders.

Components of the (benefit) provision for income taxes consist of the following:

	2011	2010
Current		
Federal	$ -	$ -
State & Local	26,935	1,645
Deferred		
Federal	(42,501)	-
State & Local	(3,181)	-
(Benefit) / provision for income tax expense	$ (18,747)	$ 1,645

The differences between income taxes computed using the U.S. federal income tax rate and the (benefit) provision for income taxes for continuing operations were as follows:

	2011	2010
Amount computed using the statutory rate	$ 63,395	$ (108,241)
Increase (reduction) in taxes resulting from:		
Increase due to state and local taxes, including settlements and adjustments, net of federal benefit	23,754	1,645
Deferred (benefit) upon conversion to C-Corp	(15,430)	-
Rate (benefit) provision from the flow-through period	(90,466)	108,241
(Benefit) provision for income taxes	$ (18,747)	$ 1,645

The Company's effective tax rate includes a (benefit) provision attributable to the fact that the Company operated as a flow-through entity through October 28, 2011, and for all of 2010, and as such, is generally not subject to federal and most state income tax. Accordingly, a portion of the Company's earnings are not subject to corporate level taxes. This (favorable) unfavorable impact is partially offset by state taxes at the entity level.

Deferred Tax Assets and Liabilities

	2011	2010
Deferred Tax Assets		
Tax loss carryforwards	$ 35,782	$ -
Accrued professional fees	8,169	-
Accrued registrations	1,731	-
Total deferred tax assets	45,682	-
Total deferred tax liabilities	-	-
Valuation allowance	-	-
Net deferred assets	$ 45,682	$ -

As of December 31, 2011 and 2010, the Company had available net operating loss carry forwards for income tax purposes of approximately $95,116 and $0, respectively, which will expire in 2031.

The Company's valuation allowance as of December 31, 2011 and 2010 was $0. The Company believes it is more likely than that the assets will be realized.

Accounting for Uncertainty in Income Taxes
The Company adopted the authoritative guidance for accounting for the uncertainty in income taxes on January 1, 2007, and the adoption did not have an impact on the Company's consolidated statement of financial condition or condensed consolidated statement of operations. The Company does not have a liability for income taxes associated with unrecognized tax benefits as of December 31, 2011 and 2010. The Company's policy regarding interest and penalties related to uncertain tax positions is to recognize such items as a component of the provision (benefit) for income taxes.

The Company does not expect that changes in the liability for unrecognized tax benefits during the next twelve months will have a significant impact on the Company's financial position or results of operations.

The Company files income tax returns in the U.S., federal jurisdiction and in many state and local jurisdictions. The Company's U.S. Federal and state tax matters for the years 2008 through 2010 remain subject to examination by the respective tax authorities.

7. Commitments and Contingencies

The Company may into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote.

8. Supplemental Disclosure of Noncash Financing Activities

	2011	2010
Purchase of treasury stock on accounts payable	$ -	$ -
Sale of treasury stock on subscription receivable	-	107
Sale of commone stock on subscription receivable	-	412
Write-off of common stock loss directly to retained earnings	-	-
Issuance of treasury stock	322	120

9. Subsequent Events

Subsequent events have been evaluated through February 27, 2012, the date these financial statements were available to be issued, and it was determined that no subsequent events had occurred that would require accrual or additional disclosures.

SUPPLEMENTAL SCHEDULE

Manning & Napier Investor Services, Inc.
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2011

Total shareholders' equity	$	842,317
Nonallowable assets		
Prepaid and other assets		(157,059)
Net capital before haircuts		685,258
Haircuts		-
Net capital	$	685,258
Aggregate indebtedness		
Accounts payable		264,616
Accrued expenses		186,277
Total aggregate indebtedness	$	450,893
Minimum capital required (The greater of 6-2/3% of aggregate indebtedness or $25,000)		30,060
Capital in excess of minimum requirement	$	655,198
Ratio of aggregate indebtedness to net capital		0.66

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited amended Part II of Form X-17A-5 filing as of the same date.

Exemption Under SEC Rule 15c3-3 Has Been Claimed
No computation of the reserve requirement is made as the Company claims exemption under the provisions of Rule 15c3-3 Section (k)(2)(i), as the Company is a Limited Purpose Broker-Dealer whose activities are limited to investment company shares and direct participation program.



Report on Internal Control Required by SEC Rule 17a-5

To the Shareholders:
Manning & Napier Investor Services, Inc.

In planning and performing our audit of the financial statements of Manning & Napier Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 1100 Bausch & Lomb Place, Rochester, NY 14604-2705
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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012